Exhibit 10.43

July 7, 2004 (REVISED)

Mr. K. Bain Black

716 Saratoga Drive

Durham, NC 27704

Dear Bain:

I am pleased to confirm our offer of employment for the position of General Sales Manager for the Technical Furniture Group (TFG) of Kewaunee Scientific Corporation, reporting directly to me. With this offer, your starting salary will be $10,000.00 monthly ($120,000.00 annualized). Should you decide to accept our offer, you will receive a signing bonus of $5,000 when you commence work with Kewaunee. Following our normal practice, this offer is made contingent upon your passing a background check and a pre-employment drug screen.

In addition to your base salary, you will be eligible to participate in the TFG Bonus Plan. Bonus eligibility and subsequent payout out will be based on pretax profits of TFG versus our Plan, and also based on mutually agreed upon goals and objectives. Your bonus potential will be up to 48% of your starting salary. Since you will not be employed for the entire fiscal year 2005, which started May 1, 2004, your bonus potential will be reduced by the fraction of full months of employment with Kewaunee. For example, starting on July 26, 2004, your bonus potential would be based on nine out of twelve months, or 75% of the opportunity. Your FY 05 bonus, if earned, will be paid within a few months after the fiscal year’s end. You must be currently employed by Kewaunee at the time of the bonus payout to be considered bonus eligible.

To assist you with relocation to the Statesville area, the Company offers the following relocation assistance:

•	Two pre-move house hunting trips to the Charlotte/Statesville area; all actual and reasonable expenses will be reimbursed.

•	Transportation of household goods from Durham, NC to the Charlotte/Statesville area. These arrangements are to be made through Debbie Brower, our Human Resources and Training Manager, to qualify for relocation expense.

•	Travel, lodging and meals related to the actual move from Durham to Statesville, if required.

•	Temporary living/housing expenses will be reimbursed up to $1,000.00, should temporary living be necessary.

•	Other bona fide costs related to this move, including various expenses related to buying and selling a house within a reasonable time after moving to the Charlotte/Statesville area.

•	Tax “gross up” for any eligible reimbursement expenses.

•	Not withstanding all of the above, we will cap the amount of money reimbursed or grossed up at $25,000.00. This is a maximum, and we would request that you spend this money frugally and only as necessary. Conversely, if there are some hidden costs you know you would incur, please advise us of them, and we may adjust the maximum accordingly.

Should you voluntarily resign from the Company, or are terminated for “cause” within the first three (3) years of employment; you agree to pay back the appropriate percentage of the relocation monies paid on your behalf. The appropriate percentage would be based on a vesting for years of service. When you complete one year of service, you would vest in one-third of the relocation; at your two-year anniversary, two-thirds of the relocation would vest; after your third year of service, you would vest completely in the relocation monies paid on your behalf.

Mr. K. Bain Black

July 7, 2004 (REVISED)

To qualify for relocation reimbursement, arrangements for the transportation of household goods must be made through Debbie Brower. All relocations expenses must also be turned in on an expense report and supported by actual receipts. Please check with Debbie prior to incurring an expense if you have questions about reimbursement.

We offer an attractive benefits package which includes a health care program, dental plan, life insurance, disability income program, 401K savings plan, pension plan, health and dependent care reimbursement accounts, as well as other benefits provided to full-time associates. A copy of the salaried fringe benefit sheet is attached for your reference. There is an exception to the data sheet. As a direct report, your vacation entitlement will be three weeks. Since you will not be eligible for our health plan for 60 days, Kewaunee will reimburse your Cobra expense for two months. If you should have any questions concerning the fringe benefits, please contact Debbie.

Over and above the 401K Savings Plan, you would be nominated for participation in our Executive 401+ Carve Out Plan, when you are eligible. This would enable you to defer, on a pre-tax basis, up to a maximum of 60% of your earnings in the 401K Plan. Kewaunee matches 50% of your deferral in the plan, up to a maximum match of 3% of your total compensation.

Further, as a key member of our management team, I will recommend your participation in Kewaunee’s Long Term Performance Incentive Plan. The plan provides an opportunity to receive a special bonus based on the attainment of financial goals over a three-year period. Specific details of the plan will be provided you after beginning employment with Kewaunee.

In regard to job security, if you are terminated from employment with Kewaunee, other than for cause, the Company will pay separation pay equal to your base salary, at its then current rate, for up to nine months. If you should obtain other employment within the nine month separation pay period, any salary or benefit from Kewaunee will reduce in like amount. While you are receiving the separation pay, you would be permitted to participate in the group insurance and medical care programs in effect at the time. After any termination of employment, the separation payments will not continue the employment relation and, as such, you will not be eligible to accrue further pension vesting or to continue to participate in the 401K and 401+ plans.

At the appropriate time, you will be considered for nomination as an officer of the Company.

Bain, we think this is a very comprehensive and competitive offer, reflecting our opinion of your potential in our Company. We believe that you could make a great contribution to our Company, have fun, and enjoy real personal growth in the years ahead.

Should you have any questions concerning this offer, please call me. Please confirm your acceptance by signing a copy of this letter, indicating your start date, and return it to my attention. We will appreciate your response within five business days or sooner. The attached job description approximates your responsibilities.

Sincerely,

/s/ William A. Shumaker
William A. Shumaker President, Chief Executive Officer

pml

Mr. K. Bain Black

July 7, 2004 (REVISED)

Enclosure

c:	Jim Rossi

Debbie Brower

I, K. Bain Black, accept the terms and conditions of this offer, and I will report to work on __________________________________________.

Signed	/s/ K. Bain Black	August 2, 2004
	K. Bain Black	Date